SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7630	lchen@stblaw.com

VIA EDGAR

February 4, 2013

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Reid Hooper, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Xueda Education Group
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 27, 2012
Response Dated December 27, 2012
File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Mr. Hooper, Mr. French and Ms. DeLabar:

On behalf of our client, Xueda Education Group, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 18, 2013, with regard to the Company’s response to the Staff’s comment letter, dated December 27, 2012, regarding the Company’s annual report on Form 20-F for the year ended December 31, 2011 that was filed on April 27, 2012 (the “Company’s 2011 Form 20-F”).

Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Celia Lam  Chris Lin  Sinead O’Shea  Jin Hyuk Park   Kathryn King Sudol  Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   SEOUL   TOKYO   WASHINGTON, D.C.

The Company hereby undertakes that it will file an amendment to the Company’s 2011 Form 20-F via EDGAR immediately after the Staff’s comments are resolved.  The Company also confirms that it understands its obligation to disclose to the public material information about the Company on a timely basis.

Set forth below are the Company’s responses to each of the Staff’s comments contained in your January 18, 2013 letter.  For convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.  The terms used in this response letter but not otherwise defined have the same meanings previously ascribed to them in the Company’s response letter dated September 7, 2012.

Operating and Financial Review and Prospects, page 48

1.                                      We note from your response to comment one of our letter dated December 11, 2012 that the assets not associated with Xueda Information and its subsidiaries and schools primarily consisted of cash held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century. Please disclose the amount of cash and its denomination at held at each of these entities. In addition, disclose or provide a cross-reference to disclosure of the costs that would be incurred to transfer the cash to Xueda Education Group.

In response to the Staff’s comment, the Company proposes to further expand the penultimate paragraph on page 48 of Proposed Amendment No. 1 to the Company’s 2011 Form 20-F (“Proposed Amendment No. 1”), submitted to the Staff as Appendix A to the Company’s response letter dated September 7, 2012, into two paragraphs as follows (the additions proposed hereby are in italics and underlined; the additions proposed in the Company’s prior response dated December 27, 2012 are also noted below, in italics but not underlined):

“We have consolidated the net revenues of Xueda Information and its subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2009, 2010 and 2011, $77.2 million, $154.1 million and $221.7 million, or 100%, 100% and 100%, respectively, of our total net revenues are attributable to Xueda Information and its subsidiaries and schools as they conduct all of our tutoring business. For the two years ended December 31, 2010 and 2011, Xueda Information and its subsidiaries and schools accounted for an aggregate of 33% and 39%, respectively, of our consolidated total assets, and 98% and 99%, respectively, of our consolidated total liabilities. The assets not associated with Xueda Information and its subsidiaries and schools in these years primarily consisted of cash held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century. A summary of the cash balances by currency held by Xueda Education Group, Xueda

Hong Kong and Xuecheng Century as of December 31, 2010 and 2011, respectively, is set forth below. All of the cash amounts held by Xueda Education Group and Xueda Hong Kong set forth below related to the proceeds from our initial public offering closed in November 2010 and the Warburg Pincus investment closed in conjunction with our initial public offering.

	As of December 31,
	2010	2011
	(in thousands of $)

Xueda Education Group	161,716	154,054
Denominated in USD	61,226	695
Denominated in RMB	100,490	153,359

Xueda Hong Kong	4,100	9,686
Denominated in USD	4,100	—
Denominated in RMB	—	9,686

Xuecheng Century	6,859	1,267
Denominated in USD	420	421
Denominated in RMB	6,439	846

Currently we do not anticipate requesting Xuecheng Century to transfer any cash outside of China to meet our cash needs. However, should such a need arise in the future, we plan to meet such need with dividend distributions from Xuecheng Century as described under ‘Item 3.D. Risk Factors—Risk Factors Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.’ Any dividend distribution by Xuecheng Century will incur certain cost in the form of withholding tax as discussed under ‘Item 3.D. Risk Factors—Risk Factors Relating to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.’”

2.                                      We note on page 23 that you do not expect to transfer any significant amount of the proceeds of your initial public offering to your VIE or its subsidiaries. Please tell us and disclose how much of your cash amounts relates to proceeds from your initial public offering or other offerings, and address the following:

For the cash amounts relating to proceeds from the Company’s initial public offering closed in November 2010 (the “IPO”) and the Warburg Pincus investment closed in conjunction with the IPO (the “IPO Proceeds”), the Company refers to the proposed addition on page 48 of Proposed Amendment No. 1, as discussed in the response to comment 1 above.

•                  Disclose whether the PRC government has not approved the transfer of any proceeds into the PRC.

The Company has not encountered any circumstance where the relevant PRC government authorities failed to approve a transfer of proceeds by the Company into the PRC.

The Company advises the Staff that since the IPO, the Company has only made one transfer of the IPO proceeds into the PRC in an amount of $5.95 million as of May 18, 2012.  This forms the first installment of the Company’s $29.58 million additional capital contribution to Xuecheng Century, the Company’s PRC subsidiary, to increase Xuecheng Century’s registered capital from $420,000 to $30.0 million.  Such increase in Xuecheng Century’s registered capital has been approved by the relevant commerce authorities in the PRC.  No further PRC governmental approval (including without limitation, the SAFE’s approval) is required for the Company to transfer its IPO proceeds into China to effect the approved increase in Xuecheng Century’s registered capital.  The remaining $23.63 million, or 79.9%, of the Company’s additional capital contribution is scheduled to be transferred to Xuecheng Century by May 17, 2014 as permitted under the relevant PRC laws and regulations.

•                  Discuss the effects of the decision to not use the proceeds as described in “Use of Proceeds” in your Form F-1 (i.e., improvement of operating platform and technology infrastructure, development and offering of new services and products, and establishing operations in selected locations). Refer to FRC 501.13.d.

The Company advises the Staff that it has not changed its overall strategy of using the IPO proceeds to expand its business operations in the PRC in the manners as described in the registration statement on Form F-1 in connection with its IPO (the “From F-1”).  As discussed on page 23 of Proposed Amendment No. 1 (under the risk factor captioned “PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business”), the intended uses of proceeds as noted by the Staff would all be made through Xuecheng Century, the Company’s PRC subsidiary, for purposes within the authorized business scope of Xuecheng Century, and the Company did not expect to transfer any significant amount of the IPO proceeds to its VIE, the VIE’s subsidiaries or schools in any manner that would result in any violation of Circulars 142, 59 and 45.

Since the Company’s IPO, both the Company’s WFOE and the VIE have made many of the significant investments the Company intended to make with the IPO proceeds.  As the WFOE and the VIE have both generated healthy levels of cash from their rapidly expanding business operations, these investments were made as soon as the need arose and without the Company transferring its IPO proceeds into China.  However, it has remained the Company’s intention to use the IPO proceeds primarily for the purposes described in the “Use of Proceeds” section of the Form F-1 in accordance with its business plans (which may be adjusted from time to time) and on an as-needed basis.  In doing so, the Company has already transferred and contributed $5.95 million to increase the WFOE’s registered capital and has scheduled to transfer and contribute another $23.63 million by May 17, 2014 (as discussed in the response to the first bullet of this comment above).  The Company plans to continuously monitor the cash needs of the WFOE and transfer additional IPO proceeds to the WFOE by making further contributions to the WFOE’s registered capital as needed.  Should the Company determine to use the IPO proceeds in a manner that is significantly different from those disclosed in the “Use of Proceeds” section of the Form F-1, or foresee any other material trends in using the IPO proceeds, the Company will make corresponding disclosure in its future Form 20-F filings in accordance with FRC 501.13.d.

In addition, the Company advises the Staff that the Company used (1) $16.1 million of the IPO proceeds to purchase its ADSs from the open market during the period between October 2011 and November 2012 under the Company’s share repurchase program approved by its Board of Directors in September 2011 and (2) $32.6 million of the IPO proceeds to pay a special cash dividend to its shareholders in December 2012 and January 2013.  Such uses of the IPO proceeds fall within the broad management authority expressly contemplated in the “Use of Proceeds” section of the Form F-1 that the Company’s management would have “significant flexibility and discretion” in applying the IPO proceeds in a manner “other than as described” in the Form F-1.

•                  Discuss how you intend to use the cash.

As discussed above, it remains the Company’s intention to use the IPO proceeds primarily for the purposes described in the “Use of Proceeds” section of the Form F-1 in accordance with the Company’s business plans.

Liquidity and Capital Resources, page 66

3.                                      We note your response to comment one from our letter dated October 3, 2012. Disclose, if true, that the WFOE has never issued a dividend in the past, and the reasons why.

The Company advises the Staff that, as disclosed in the first full paragraph on page 67 of the referenced section in the Company’s 2011 Form 20-F, the WFOE has never paid any dividend.  In response to the Staff’s comment, the Company proposes to revise that paragraph as follows to provide one additional reason why the WFOE has never declared or issued a dividend as discussed in the Company’s response to comment 1 from the Staff’s letter dated October 3, 2012 (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“When considering our liquidity position and our future capital resources and needs, we ~~take into account the economic benefits~~ view as a source of cash the dividends we are entitled to receive from our PRC subsidiary ~~attributable to the economic benefits we may receive from our VIE and its subsidiaries under the contractual arrangements with our VIE~~. Although our PRC subsidiary has not paid any dividend to us as of the date of this annual report, we have not encountered any difficulties in meeting our cash obligations. While we believe our PRC subsidiary has the ability to pay dividends to us, we do not expect dividends from our PRC subsidiary in the near future because (i) we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion, and (ii) we have been holding sufficient cash (excluding the cash held by our PRC subsidiary) for our own anticipated cash needs.”

The above changes will be included in Proposed Amendment No. 1, which the Company will file when its resolves the Staff’s comments.

Financial Statements, page F-1

4.                                      Please tell us how you considered Rule 5-04 of Regulation S-X in determining not to provide parent-only financial statements on Schedule I. In your response, tell us how you considered any regulations that require governmental approval to transfer funds to the parent company in the form of loans or advances including Circular on Issues concerning Internal Management of Foreign Currency Funds of Multinationals (Circular 104). In addition, tell us how you considered the regulations on foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investment, as disclosed on page 41, in determining that these regulations are not restrictions against your ability to loan or otherwise transfer funds to the parent company.

Rule 5-04 of Regulation S-X and Determination of Restricted Net Assets

As disclosed on page F-45 (in Note 20 to the consolidated financial statements) of the Company’s 2011 Form 20-F, the total restricted net assets of the Company’s consolidated PRC entities was $29.3 million as of December 31, 2011, or approximately 18% of the Company’s consolidated net assets of $161.4 million as of the same date.  As the total restricted net assets did not exceed 25% of the Company’s consolidated net assets, the Company was not required to provide Schedule I under Rule 5-04 of Regulation S-X.

The Company determined the amount of restricted net assets in accordance with Rule 4-08(e) and Rule 5-04(c) of Regulation S-X.  As disclosed on page F-45 of the Company’s 2011 Form 20-F, the Company’s restricted net assets included the paid-in capital and the statutory reserves of the WFOE, the VIE and the VIE’s subsidiaries and schools (after inter-company eliminations).  The $5.95 million additional capital contribution made by the Company to the WFOE in May 2012, as discussed in the response to comment 2 above, has become part of the restricted assets as the WFOE’s additional paid-in capital; it will be reflected in the restricted net assets as of December 31, 2012 to be presented in the Company’s Form 20-F for 2012.

In determining the restricted net assets, the Company also considered the PRC regulations on foreign exchange, as disclosed under “Item 4.B. Business Overview—Regulation—Regulations on Dividend Distributions” and “—Regulations on Foreign Exchange” beginning on page 41 of Proposed Amendment No. 1.

(1)                                 Under applicable PRC foreign exchange regulations, dividend distributions by a foreign-invested enterprise (such as the WFOE) to its offshore parent company (such as Xueda Hong Kong) are treated as a current account item that does not require the SAFE’s prior approval.  Remittance of dividends to the offshore parent company can be made in foreign currencies through designated foreign exchange banks by presenting several required documents discussed in paragraph (iv) of the response to comment 1a from the Staff’s letter dated October 3, 2012.  The Company views presenting the required documents a procedural matter, not a required consent from a third party under Rule 4-08(e) of Regulation S-X.

(2)                                 Other than transferring cash outside of China in the form of dividends to its offshore parent company (i.e., Xueda Hong Kong), the WFOE does not have any plan or obligation to transfer any cash outside of China to Xueda Hong Kong, nor does the Company anticipate any need for cash from the WFOE, in any form that would be subject to the PRC restrictions on foreign exchange for capital account items and otherwise affect the determination of restricted net assets.

Circular on Issues Concerning Internal Management of Foreign Currency Funds of Multinationals (Circular 104)

The referenced circular was issued by the SAFE on October 18, 2004 and effective as of November 1, 2004.  It has been replaced by the Regulations on the Administration of the Centralized Operation of Foreign Currency of the Internal Members of Domestic Enterprises (Circular 49) issued by the SAFE on October 15, 2009 and effective as of November 1, 2009.  As a result, Circular 104 is no longer in effect.

The Company’s PRC counsel, Commerce & Finance Law Offices, has advised the Company that Circular 104 did not, nor does Circular 49, apply to the Company as analyzed below:

(i)                                     Circular 104 regulated multinational companies, which were defined thereunder to be enterprise groups, consisting of member companies located in China and in foreign countries, with global or regional (including China) investment management functions that are exercised by one of its member companies located in China (emphasis added).  None of the Company’s PRC entities in China (including the WFOE and the VIE) has had “investment” or “investment management” in their authorized business scope, nor has any of them actually exercised any investment management function.  Therefore, the Company would not fall under the definition of a multinational company and would not be subject to Circular 104.

(ii)                                  Circular 49 regulates transfers of foreign exchange inside China among an enterprise’s PRC member companies; it does not regulate transfers of foreign exchange by a PRC company outside of China to its offshore parent company, as is the case with the potential fund transfers from the WFOE to Xueda Hong Kong.  In addition, fund transfers among the Company’s PRC entities are all denominated in RMB; the Company’s PRC entities do not, nor do they foresee any need to, transfer any foreign exchange among themselves inside China that would be subject to the restrictions under Circular 49.

Note 10 — Income taxes, page F-31

5.                                      Please tell us your taxable income, current income tax payable and deferred tax benefit attributable to each separate tax jurisdiction.

For the years ended December 31, 2009, 2010 and 2011, the Company’s taxable income subject to PRC taxes was $5.3 million, $13.8 million and $16.2 million, respectively.  This represents 100%, 100% and 90.5%, respectively, of the Company’s total taxable income for each of the three years.  For the year ended December 31, 2011, the Company had $1.7 million of taxable income related to reimbursements by the ADS depositary bank of expenses the Company incurred for the administration and maintenance of its ADR program; this sum was subject to a 30% withholding tax in the United States.  The Company has not been subject to any tax in any other jurisdiction.

The Company’s current income tax payable and deferred tax benefits by jurisdiction are set forth below:

	As of December 31,
	2010	2011
	(in thousands of $)
Income tax payable:
PRC	2,120	4,047
U.S.	—	—

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands of $)
PRC
- Current tax expenses	1,320	3,455	4,052
- Deferred tax expenses	(83)	(2,465)	(1,688)
- Income tax expenses	1,237	990	2,363
U.S.
- Current tax expenses	—	—	510
- Deferred tax expenses	—	—	(390)
- Income tax expenses	—	—	120

Total
- Current tax expenses	1,320	3,455	4,562
- Deferred tax expenses	(83)	(2,465)	(2,078)
- Income tax expenses	1,237	990	2,484

6.                                      Tell us whether the service fee paid to the WFOEs is not deductible to arrive at Xueda Information’s taxable income.

The service fees payable to Xuecheng Century (the WFOE), when incurred, are deductible by Xueda Information to arrive at Xueda Information’s taxable income.

7.                                      Tell us of the nature of the accrued expense deferred tax asset disclosed on page F-32.

The referenced accrued expense deferred tax asset primarily relates to accrued advertising, payroll and welfare expenses.  According to the EIT law, payroll and welfare expenses are fully deductible once paid.  The EIT law limits the amount of advertising expenses deductible for any period to no more than 15% of gross revenue of such period and permits the actual amount of the advertising expense in excess of such 15% limit to be carried forward to future periods.

8.                                      Tell us what you mean by your disclosure on page F-32 “the related deferred tax assets were not considered realizable in future years because the business held by these subsidiaries were transferred to private schools and they are not expected to generate taxable PRC statutory income.”

Before providing the explanation of the referenced disclosure requested by the Staff in this comment, the Company notes that, in response to the Staff’s first round comment 27 (in the response letter filed with the Commission on September 7, 2012), the Company has proposed to revise the referenced disclosure on page F-32 of the Company’s 2011 Form 20-F in its future Form 20-F filings as follows (the proposed addition is in italics and underlined):

“The related deferred tax assets were not considered realizable in future years because the business held by these subsidiaries was transferred to private schools in an effort to be in full compliance with approved business scope and they are not expected to generate taxable PRC statutory income.”

The Company advises the Staff that the “related deferred tax assets” in the referenced disclosure refers to the deferred tax assets attributable to the net operating losses of certain learning centers that were established and operated by the VIE’s subsidiaries with potential or existing compliance issues (the “non-compliant subsidiaries”), i.e., subsidiaries that engaged in the private tutoring business but did not have “education services,” “tutoring services” or any education related service in their authorized business scope, as discussed in the first full paragraph on page 10 of Proposed Amendment No. 1 (under the risk factor captioned “The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks”).

As disclosed in the second full paragraph on page 10 of Proposed Amendment No. 1, the VIE has transferred some, and is in the process of transferring more, learning centers established and operated by its non-compliant subsidiaries to the VIE’s private schools (i.e., “the business held by these subsidiaries were transferred to private schools” in the referenced disclosure).

The purpose of these transfers is to address the compliance issues by removing the affected subsidiaries’ learning center operations that are outside of these subsidiaries’ approved business scope (i.e., “in an effort to be in full compliance with approved business scope” as proposed by the Company to be added to the referenced disclosure as noted above).

Had these learning centers not been transferred but continued to operate under the affected subsidiaries, the affected subsidiaries would be able to apply the net operating loss carry forwards attributable to these learning centers to their future operating income when calculating such subsidiaries’ income tax obligations (if any).  However, as many of these learning centers have been transferred by the affected subsidiaries to private schools, the affected subsidiaries are no longer expected to generate any operating income from the transferred learning centers or otherwise.  Therefore, the affected subsidiaries will not be able to utilize the historical net operating loss carry forwards in future periods.

As a result, the Company has stated that the related deferred tax assets “were not considered realizable” and recorded a valuation allowance as disclosed in the referenced disclosure.

9.                                      Tell us the nature of “Tax effect on income that is not taxable” line item of $1,173 included in the statutory tax rate reconciliation on page F-33.

The “tax effect on income that is not taxable” refers to income generated by Xueda Hong Kong.  Xueda Hong Kong maintained an average quarterly balance of $68.9 million RMB-denominated deposits, which generated $4.7 million of interest income and exchange gains, in 2011.  The Hong Kong Inland Revenue Ordinance stipulates that only entities that generate income from business operations in Hong Kong are subject to Hong Kong income taxes.  As Xueda Hong Kong is an investment holding company with no substantive business operations in Hong Kong, these interest income and exchange gains were not subject to Hong Kong income taxes.

*  *  *  *  *  *

Should you have any question regarding this response letter, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 2514-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:                                Xin Jin, Chief Executive Officer and Director

Christine Lu-Wong, Chief Financial Officer

Xueda Education Group

Kevin Zhang

Simpson Thacher & Bartlett

Taylor Lam, Partner

Li Lin, Partner

Deloitte Touche Tohmatsu CPA Ltd.